
ROLLS
ROYCE

Rolls-Royce

Rolls-Royce plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44(0) 1332 242424
Fax: + 44(0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


03050897


SEC MAIL
RECEIVED
MAY 12 2003
WASH, D.C.
187

SUPPL

Direct dial
Direct fax
Date 30 April 2003
Our ref
Your ref

Re: Information for Rolls-Royce plc, No. 82-2821

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – Notification of Major Interests in Shares
Various Announcements: Notification of Directors Interests

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce plc



John Warren
Deputy Company Secretary



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RECEIVED
PROCESSING
MAY 12 2003
187
SECTION

Company	Rolls-Royce PLC
TIDM	RR.
Headline	Holding(s) in Company
Released	14:00 29 Apr 2003
Number	PRNUK-2904

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE PLC

2. Name of shareholder having a major interest

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As per 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

ORDINARY

10. Date of transaction

24/04/2003

11. Date company informed

29/04/2003

12. Total holding following this notification

75,799,775

13. Total percentage holding of issued class following this notification

4.65%

14. Any additional information

NOTIFICATION RECEIVED UNDER S 198 COMPANIES ACT 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

29/04/2003

END

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Company	Rolls-Royce PLC
TIDM	RR.
Headline	Holding(s) in Company
Released	15:21 28 Apr 2003
Number	PRNUK-2804

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE PLC

2. Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS, LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRANDES INVESTMENT PARTNERS, LLC

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 20p & AMERICAN DEPOSITORY RECEIPTS (ADR'S) representing five ordinary shares for every one ADR.

10. Date of transaction

24/04/2003

11. Date company informed

25/04/2003

12. Total holding following this notification

14,472,460 ORDINARY SHARES & 16,278,634 ADR'S

13. Total percentage holding of issued class following this notification

5.9%

14. Any additional information

NOTIFICATION RECEIVED UNDER s198 COMPANIES ACT 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

28/04/2003

END



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RECEIVED
MAY 12 2003
PROCESSING
SECTION
187

Company	Rolls-Royce PLC
TIDM	RR.
Headline	Director Shareholding
Released	14:00 17 Apr 2003
Number	PRNUK-1704

STOCK EXCHANGE ANNOUNCEMENT

The Company announces that on 17 April 2003 the trustee of the Rolls-Royce Profit Sharing Share Scheme (the Scheme) transferred ordinary shares to the executive directors of the Company as follows:

Name	Number
Sir John Rose	3,575
J P Cheffins	1,886
C H Green	2,572
Dr MGJW Howse	1,063

The Scheme is approved by the Inland Revenue as a profit sharing scheme and the shares transferred were appropriated under the Scheme on 14 April 2000. Participants in the Scheme are the beneficial owner of the shares appropriated to them from the date of appropriation.

For further information please contact:

John Warren - Deputy Company Secretary - Tel. 01332 245878

END

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Company	Rolls-Royce PLC
TIDM	RR.
Headline	Director Shareholding
Released	10:26 16 Apr 2003
Number	PRNUK-1604

16th April 2003

ROLLS-ROYCE plc

Rolls-Royce announces that on 16th April 2003, ordinary shares in the company were transferred to the following executive director by Mourant & Co Trustee Ltd (the trustee of the Rolls-Royce Employee Share Trust) in relation to deferred awards made under the Company's Deferred Annual Bonus Plan (the Plan) in 2000. In addition this Director sold the number of shares listed below to discharge the tax obligation arising from the release of the shares.

	Shares Released	Sold to Discharge Tax Obligation
J M Guyette	15,874	3,566

The shares have been held in trust for 2 years and have been released by the trustee in accordance with the rules of the Plan.

Each of the Directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust. Before the release 1,194,083 shares were held in the trust and following the release 1,178,209 shares are now held in the trust.

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel. 01332 245878

END

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Company	Rolls-Royce PLC
TIDM	RR.
Headline	Director Shareholding
Released	13:58 15 Apr 2003
Number	PRNUK-1504

Rolls-Royce SharePurchase Plan - Stock Exchange Announcement

1. Purchase of Shares

The Company announces on 15th April 2003 the purchase of 2,384,999 ordinary shares between the 7th April and 11th April 2003 in the Company (Shares) by Computershare Trustees Limited (the Trustee) at an average price of 85.66 pence per share for the purpose of satisfying the allocation of Shares to eligible employees (including executive directors) under the free share element of the Rolls-Royce SharePurchase Plan (the Plan), known as ShareBonus. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 2,384,999 Shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

2. Allocation of Shares

The Company announces the allocation on 14th April 2003 of ordinary shares in the Company (Shares) by Computershare Trustees Limited to eligible employees (including executive directors) under the free share element of the Rolls-Royce SharePurchase Plan (the Plan), known as ShareBonus. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000. Each participant is the beneficial owner of the Shares allocated to him or her.

The numbers of Shares allocated on 14th April 2003 to the executive directors were as follows:

Sir John Rose 3,614

John Cheffins 3,614

Colin Green 3,614

Dr MGJW Howse 3,614

Andrew Shilston 1,011

For further information please contact:

John Warren - Deputy Company Secretary - Tel. 01332 245878

END

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Company	Rolls-Royce PLC
TIDM	RR.
Headline	Director Shareholding
Released	11:05 11 Apr 2003
Number	PRNUK-1104

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th April 2003 of 147,210 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 85.25 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 734,588 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 135

C H Green 135

A B Shilston 135

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce plc, tel. no. 01332 245878

END



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Company	Rolls-Royce PLC
TIDM	RR.
Headline	Director Shareholding
Released	11:13 4 Apr 2003
Number	PRNUK-0404

4th April 2003

ROLLS-ROYCE plc

Rolls-Royce announces that on 3rd April 2003, ordinary shares in the company were transferred to the following executive directors by Mourant & Co Trustee Ltd (the trustee of the Rolls-Royce Employee Share Trust) in relation to deferred awards made under the Company's Deferred Annual Bonus Plan (the Plan) in 2000. In addition these Directors sold the numbers of shares listed below to discharge the tax obligation arising from the release of the shares.

	Shares Released	Sold to Discharge Tax Obligation
Sir John Rose	22,562	9025

The shares have been held in trust for 2 years and have been released by the trustee in accordance with the rules of the Plan.

Each of the Directors by virtue of being potential beneficiaries of the trust are technically interested in all of the shares in the trust. Before the release 1,531,327 shares were held in the trust and following the release 1,508,765 shares are now held in the trust.

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel. 01332 245878

END

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Company	Rolls-Royce PLC
TIDM	RR.
Headline	Director Shareholding
Released	11:09 4 Apr 2003
Number	PRNUK-0404

STOCK EXCHANGE ANNOUNCEMENT

4th April 2003

ROLLS-ROYCE PLC

Rolls-Royce plc announces that on 3rd April 2003 ordinary shares in the Company (Shares) were conditionally awarded to Executive Directors under the terms of the Rolls-Royce Deferred Share Plan (DSP) and the Rolls-Royce Deferred Share Incentive Plan (DSIP) as follows:-

	DSP	DSIP
Sir John Rose	123,869	275,086
J P Cheffins	77,419	171,928
C H Green	83,049	160,467
J M Guyette	78,487	174,303
M G J W Howse	60,424	-

The Plans award deferred shares based on Company performance and the Shares will be transferred to the Executive Directors from the Rolls-Royce Employee Share Trust, in two years time in the case of the DSP and three years time in the case of the DSIP, provided the Executive Director has remained an employee of the Rolls-Royce Group.

For further information, please contact:-

John Warren - Deputy Company Secretary - 01332 245878

END

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Company	Rolls-Royce PLC
TIDM	RR.
Headline	Director Shareholding
Released	11:14 4 Apr 2003
Number	PRNUK-0404

4th April 2003

ROLLS-ROYCE plc

Rolls-Royce announces that on 3rd April 2003 ordinary shares in the company were transferred to the following executive directors by Mourant & Co Trustees Ltd (the trustee of the Rolls-Royce Employee Share Trust) in relation to awards made under the Company's Deferred Share Plan (the Plan) in 2000.

	Shares Released
J P Cheffins	19,741
C H Green	12,921
M G J W Howse	10,153

The shares have been held in trust for 2 years and have been released by the trustee in accordance with the rules of the Plan.

Each of the Directors by virtue of being beneficiaries of the trust are technically interested in all of the shares in the trust. Before the release 1,508,765 shares were held in the trust and following the release 1,465,950 shares are now held in the trust.

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel. 01332 245878

END

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Company	Rolls-Royce PLC
TIDM	RR.
Headline	Director Shareholding
Released	11:15 4 Apr 2003
Number	PRNUK-0404

4th April 2003

Rolls-Royce plc

Rolls-Royce plc announces that on 28 March 2003 the Rolls-Royce Employee Share Trust entered into an agreement to acquire 11,050,000 shares at an average price of 76.46 pence per share for the purpose of satisfying, in due course, awards granted under the Rolls-Royce Deferred Share Plan and the Rolls-Royce Deferred Share Incentive Plan.

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel: 01332 245878

END

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Company	Rolls-Royce PLC
TIDM	RR.
Headline	Director Shareholding
Released	15:48 31 Mar 2003
Number	PRNUK-3103

DIRECTOR SHAREHOLDINGS

Rolls-Royce plc announces that on 28 March 2003 options were granted to executive directors under the rules of the Rolls-Royce 1999 Executive Share Option Plan (the Plan) at an option price of £0.77 per share as follows:-

	NUMBER OF OPTIONS
Sir JOHN ROSE	798,702
J P CHEFFINS	499,189
C H GREEN	465,910
J M GUYETTE	506,084
A B SHILSTON	633,117

Exercise of these options may normally only occur from the third anniversary of grant and is generally subject to the satisfaction of a corporate performance target.

For further information, please contact:-

John Warren - Deputy Company Secretary - Tel. 01332 245878

END